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                     SECURITIES AND EXCHANGE Commission
                            Washington, D C 20549

                                Schedule 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*


                            The Harper Group, Inc.
                              (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                 413459-10-8
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to a11 other provisions of the Act (however, see the Notes).

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1   NAME OF REPORTING PERSON
    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

    Ray C. Robinson, Jr. and Craig Howard Robinson,
      Trustees per Paragraph 12.01
      of the Ray and Jo Robinson Trust dated April 14, 1989.
      SS ####-##-####


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


    (a)

    (b)


3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States


        NUMBER OF
          SHARES           5   SOLE VOTING POWER


      BENEFICIALLY
        OWNED BY           6   SHARED VOTING POWER

                                  1,702,947 (co-trustees have joint power).

          EACH
        REPORTING          7   SOLE DISPOSITIVE POWER


       PERSON WITH         8   SHARED DISPOSITIVE POWER

                                  1,702,947 (co-trustees have joint power).

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,702,947


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.7%


12  TYPE OF REPORTING PERSON*

        -00-

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Item 1(a)             Name of Issuer:

                              The Harper Group, Inc.

Item 1(b)             Address of Issurer's Principal Executive
                       Offices:

                              260 Townsend Street
                              San Francisco, California 94107

Item 2(a)             Name of Person Filing:

                              Ray Robinson, Jr. and
                              Craig Howard Robinson,
                                Trustees per Paragraph 12.01
                                 of the Ray and Jo Robinson Trust
                                 dated April 14, 1989.

Item 2(b)             Address of Principal Business Office:

                              3520 Eagle Point Road
                              Lafayette, California  94549

Item 2(c)             Citizenship:

                              United States

Item 2(d)             Title of Class of Securities:

                              Common Stock

Item 2(e)             CUSIP Number:

                              413459-10-8

Item 3                Rule 13d-1(b) or 13d-2(b):

                              Inapplicable

Item 4                Ownership

                     (a) Amount Beneficially Owned:

                                   1,702,947

                     (b) Percent of Class:

                                   10.7%


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                     (c) Number of Shares Which Such Person Has:

                          (i) sole power to vote or to direct the vote:

                         (ii) shared power to vote or to direct the vote:

                                 1,702,947 (co-trustees have joint power)

                        (iii) sole power to dispose or to direct the
                              disposition of:

                         (iv) shared power to dispose or to direct the
                              disposition of:

                                 1,702,947 (co-trustees have joint power)

Item 5                Ownership of Five Percent or Less of a Class:

                                 Inapplicable

Item 6                Ownership of More than Five Percent on Behalf of
                       Another Person:

                                 Inapplicable

Item 7                Identification and Classification of the Subsidiary
                       which Acquired the Security Being Reported on By the Parent Holding Company.

                                 Inapplicable

Item 8                Identification and Classification of Members of the Group:

                                 Inapplicable

Item 9                Notice of Disposition of Group:

                                 Inapplicable

Item 10               Certification:

                                 Inapplicable

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Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



_____________________
Date


__________________________________
Ray C. Robinson, Jr.
Trustee per Paragraph 12.01 of
the Ray and Jo Robinson Trust
dated April 14, 1989